UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

CARLOS BOWEN, Plaintiff, -against- SUPPORT.COM, INC., JOSHUA E. SCHECTER, LANCE ROSENZWEIG, RICK BLOOM, BRIAN KELLEY, and BRADLEY L. RADOFF, Defendants.	Case No.: ____________________

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff Carlos Bowen ("Plaintiff"), on behalf of himself, by and through his attorneys, alleges the following upon information and belief, including investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is an action brought by Plaintiff against Support.com, Inc. ("Support" or the "Company") and the members of the Company's board of directors (collectively referred to as the "Board" or the "Individual Defendants" and, together with Support, the "Defendants") for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 ("Exchange Act"), 15 U.S.C. §§ 78n(a), 78t(a) respectively, and United States Securities and Exchange Commission ("SEC") Rule 14a-9, 17 C.F.R. § 240.14a-9. Plaintiff's claims arise in connection with the proposed merger of Greenidge Generation Holdings Inc., and its wholly owned subsidiary GGH Merger Sub, Inc. (collectively "Greenidge"), with Support.

2. On March 19, 2021, Greenidge and Support entered into an Agreement and Plan of

Merger (the "Merger Agreement"), providing for Greenidge's acquisition of Support, pursuant to a merger between Greenidge and Support, with Greenidge as the surviving corporation (the "Proposed Transaction").

3. Under the terms of the Merger Agreement, Support stockholders will receive 0.124 shares of Class A common stock of Greenidge for each share of Support common stock they own (the "Merger Consideration"). Based on the exchange ratio formula in the Merger Agreement and assuming approximately 24.203 million shares of Support.com, representing an estimate of fully-diluted shares outstanding, using Support.com's closing share price of $2.14 on March 19, 2021, Plaintiff and the other public stockholders of the Company will own approximately 8% of Greenidge's outstanding common stock.

4. On May 4, 2021, in order to convince Support's public common shareholders to vote in favor of the Proposed Transaction, Defendants took a step forward and authorized the filing of a materially incomplete and misleading Form S-4 Registration Statement (the "Registration Statement") with the SEC, in violation of Sections 14(a) and 20(a) of the Exchange Act.

5. In particular, the Registration Statement contains materially incomplete and misleading information. Specifically, the Registration Statement contains materially incomplete and misleading information concerning: (i) financial projections prepared by Support and Greenidge's management; (ii) the analyses performed by the Company's financial advisor, BTIG, LLC ("BTIG") in support of its fairness opinion; and (iii) BTIG's potential conflicts of interests.

6. The Proposed Transaction is expected to close in the 3rd quarter of 2021 and the special meeting of the Company's shareholders to vote on the Proposed Transaction can be scheduled at any time. It is therefore imperative that the material information that has been omitted from the Registration Statement is disclosed prior to the special meeting of Support shareholders

so Plaintiff can properly exercise his corporate voting rights.

7. For these reasons, and as set forth in detail herein, Plaintiff asserts claims against Defendants for violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9. Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to Plaintiff and Support's public common shareholders sufficiently in advance of the special meeting of the Company's shareholders or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants' violations of the Exchange Act.

JURISDICTION AND VENUE

8. This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(a) and 20(a) of the 1934 Act and Rule 14a-9.

9. Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over each Defendant by this Court permissible under the traditional notions of fair play and substantial justice. "Where a federal statute such as Section 27 of the [Exchange] Act confers nationwide service of process, the question becomes whether the party has sufficient contacts with the United States, not any particular state." *Sec. Inv'r Prot. Corp. v. Vigman*, 764 F.2d 1309, 1315 (9th Cir. 1985). "[S]o long as a defendant has minimum contacts with the United States, Section 27 of the Act confers personal jurisdiction over the defendant in any federal district court." *Id.* at 1316.

10. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. §

78aa, as well as 28 U.S.C. § 1391, because Defendants are found or are inhabitants or transact business in this District. *See, e.g., United States v. Svoboda*, 347 F.3d 471, 484 n.13 (2d Cir. 2003) (collecting cases). Indeed, Support's common stock is listed and traded on the Nasdaq Capital Market, which is also headquartered in this District.

PARTIES

11. Plaintiff is, and has been continuously throughout all times relevant hereto, the holder of Support common stock.

12. Defendant Support is a Delaware corporation that maintains its principal place of business at 1521 Concord Pike (US 202), Suite 301, Wilmington, DE 19803, with an administrative office in Sunnyvale, California. Support's common shares are traded on NASDAQ under the ticker symbol "SPRT."

13. Individual Defendant Joshua E. Schechter has served as a member of the Board since June 2016 and is the Chairman of the Board.

14. Individual Defendant Lance Rosenzweig has served as a member of the Board, President and Chief Executive Officer since August 2020.

15. Individual Defendant Rick Bloom has served as a member of the Board since June 2016.

16. Individual Defendant Bradley L. Radoff has served as a member of the Board since June 2016.

17. The defendants identified in paragraphs 13 through 16 are collectively referred to herein as the "Board" or the "Individual Defendants." The Individual Defendants and the Board, together with Support, are referred to herein as the "Defendants."

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

18. Support provides customer and technical support solutions delivered by home-based employees. Support's home sourcing model, which enables outsourced work to be delivered by people working from home, has been specifically designed for remote work, with attention to security, recruiting, training, delivery, and employee engagement.

19. Greenidge owns and operates a vertically integrated bitcoin mining and power generation facility in the Town of Torrey, New York with a purportedly environmentally-sound, approximately 106 MW natural gas power plant that has undergone a remarkable transformation in recent years. Greenidge claims to enjoy significant competitive advantages including low fixed costs, an efficient mining fleet, in-house operational expertise and low power costs due to its access to some of the least expensive natural gas in North America. Greenidge is currently mining bitcoin and contributing to the securityand transactability of the bitcoin ecosystem, while concurrently meeting the power needs of homes and businesses in its region.

20. Greenidge is currently a privately-held corporation and its securities are not traded on any exchange. Greenidge has applied to list its class A common stock on Nasdaq under the trading symbol "GREE". The approval of such listing, including the shares of class A common stock issued inthe Merger, subject only to official notice of issuance, is a condition to the obligations of Support and Greenidge to complete the Merger.

21. On March 19, 2021, the Board caused the Company to enter into the Merger Agreement. Pursuant to the terms of the Merger Agreement, the holder of each outstanding share of Support Common Stock will receive approximately 0.124 shares of Class A common stock of Greenidge for each share of Support.com they own.

22. On March 22, 2019 Support and Greenidge jointly announced the Proposed Transaction by issuing a joint press release which stated in relevant part:

> DRESDEN, New York & LOS ANGELES--(BUSINESS WIRE)--Greenidge Generation Holdings Inc. ("Greenidge" or the "Company"), a holding company that includes Greenidge Generation LLC, a vertically integrated bitcoin mining and power generation facility in Upstate New York, today announced it expects to become a Nasdaq listed company through a merger with Support.com (Nasdaq: SPRT). The companies have signed a definitive agreement to merge in a stock-for-stock transaction, subject to Support.com shareholder approval and other customary closing conditions. Upon closing of the proposed transaction, Support.com will become a wholly-owned subsidiary of Greenidge, which is expected to be listed on Nasdaq. Greenidge's environmentally-sound 106 MW natural gas plant currently powers 19 MW of mining capacity, which is expected to more than double to 41 MW by the end of Q2 2021 and reach 85 MW by the end of 2022. Greenidge is expected to be the only U.S. public company operating a vertically integrated power generation asset and bitcoin mining operation and plans to replicate its vertically integrated mining model at other power sites and expects to achieve at least 500 MW of mining capacity by 2025. Support.com remains a leader in customer and technical support solutions delivered by home-based employees.
>
> Greenidge's integrated business model delivers significant competitive advantages compared to bitcoin mining peers. Greenidge owns its power generation assets and operates its own mining equipment, unlike most other bitcoin miners. This allows Greenidge to operate without relying on highly variable third-party power purchase and hosting agreements that are subject to renegotiation or other cost volatility. The Company also boasts low fixed costs shared between its power generation and bitcoin mining operations. In addition, Greenidge's Upstate New York location provides access to some of the lowest-cost natural gas in North America, resulting in an average mining power cost of approximately $22/MWh. For the twelve months ended February 28, 2021, Greenidge mined 1,186 bitcoins at a net variable cost of approximately $2,869 per bitcoin. Greenidge is expected to be theonly U.S. public company operating a vertically integrated power generation asset and bitcoin mining operation.
>
> "This merger is an important next step for Greenidge as we build upon our existing, integrated and proven platform for bitcoin mining and generation of lower carbon affordable power," said Greenidge's CEO Jeff Kirt. "The transaction is a validation of our transformational journey, our proprietary relationships and our industry expertise. It will allow for public market growth capital to propel Greenidge as we look to replicate the business model, which we have successfully executed in Upstate New York, in other locations. With our proven track record and investment both from funds sponsored and managed by Atlas Holdings LLC and major institutional investors, Greenidge is uniquely positioned to capitalize on future growth opportunities."
>
> "We are extremely pleased to have reached this agreement to merge with Greenidge,"

said Lance Rosenzweig, President and Chief Executive Officer of Support.com. "This transaction will build upon Greenidge's successful business by providing them with additional cash funding and a public currency to fund their growth plans, as well as important new capabilities including customer interface, security software, and privacy expertise. As Greenidge looks to scale and seize new opportunities for growth, we are their ideal partner. In addition, the transaction represents a significant value proposition for our shareholders by providing them with enhanced liquidity and the opportunity to participate in the growth of what we believe will be a successful competitor in the rapidly evolving domestic bitcoin mining space."

Additional Transaction Details

Upon completion of the merger, stockholders and option holders of Support.com will collectively own approximately 8% of Greenidge's outstanding Class A common stock. The Merger Agreement specifies that approximately 5% of Greenidge common stock will be paid to Support.com shareholders in consideration for the Support.com operating and other assets, and approximately 3% will be paid in consideration for the estimated $33 million of cash expected to be on Support.com's balance sheet at Closing using a formula set forth in the merger agreement. Based on Support.com's closing share price on March 19, 2020, Support.com stockholders would receive approximately 0.124 shares of Class A common stock of Greenidge for each share of Support.com.

Greenidge's Class A common stock will have the right to one vote per share in any matters on which Greenidge shareholders are entitled to vote generally. Existing Greenidge shareholders will continue to own Class B common stock with ten votes per share in any matters on which Greenidge shareholders are entitled to vote generally. Shares of Class B common stock will automatically convert to Class A common stock as a result of certain events including, but not limited to, any sale of such shares of Class B common stock or upon the fifth anniversary of registration of the Class A common stock.

Greenidge will benefit from the additional cash on the balance sheet of Support.com at the Closing which is currently expected to be at least $33 million. The merger is conditioned upon Support.com having at least $28 million in cash on its balance sheet at closing. The Pro forma combined company is currently expected to have combined net cash of at least $70 million.
As a condition to Greenidge's entry into the merger agreement, 210 Capital, LLC acquired approximately 3.9 million shares of Support.com in a private placement. In addition, in connection with the merger agreement, 210 Capital LLC and certain other Support.com shareholders, who together with 210 Capital LLC hold approximately 30% of the outstanding voting stock of Support.com, entered into an agreement with Greenidge to vote such stock in favor of the merger. Following the private placement, Support.com has approximately 23.6 million shares outstanding.

The parties expect that the merger will be completed in Q3 2021.

Management and Board of Directors

Upon completion of the merger, Greenidge's CEO Jeff Kirt will lead the combined company as CEO. Support.com's CEO, Lance Rosenzweig, will remain in his position as CEO of the existing Support.com business, which will continue to operate in the ordinary course as a wholly-owned subsidiary of Greenidge. Dale Irwin, CEO of Greenidge Generation LLC, will continue to run the Company's power plant and mining operations in Upstate New York. There will be no changes to Greenidge's Board of Directors resulting from the transaction.
Greenidge is majority owned by private investment funds managed by Atlas FRM LLC d/b/a Atlas Holdings LLC ("Atlas"), a private equity firm with more than $3 billion of assets under management and prior experience with sponsored vehicles owning interests in and operating more than 1,000 MW of power generation assets in the US. Atlas is a proven business builder in all types of industrial settings. Atlas' leadership is a critical component of the Company's growth story.

Advisors

Winston & Strawn LLP is serving as legal advisor for Greenidge while B. Riley Securities, Inc. is serving as exclusive financial advisor to the Company. Pillsbury Winthrop Shaw Pittman LLP is serving as legal advisor for Support.com, and BTIG is serving as its financial advisor.

* * *

The Registration Statement Omits Material Information

23. On May 4, 2021, Support.com and Greenidge jointly filed the Registration Statement with the SEC in connection with the Proposed Transaction. The Registration Statement was furnished to the Company's stockholders and solicits the stockholders to vote in favor of the Proposed Transaction. The Individual Defendants were obligated to carefully review the Registration Statement before it was filed with the SEC and disseminated to the Company's stockholders to ensure that it did not contain any material misrepresentations or omissions. The Registration Statement, however misrepresents and/or omits material information that is necessary for the Company's stockholders to make an informed decision concerning whether to vote in favor of the Proposed Transaction, in violation of Sections 14(a) and 20(a) of the Exchange Act.

Materially Misleading Statements and Omissions Regarding Financial Projections

24. The Registration Statement fails to provide material information concerning financial projections prepared by management and relied upon by BTIG in its analyses. The Registration Statement discloses management-prepared financial projections for the Company which are materially misleading. The Registration Statement indicates that in connection with the rendering of its fairness opinion, the management prepared certain non-public financial forecasts (the "Company Projections" and "Greenidge Projections") and provided them to the Board and BTIG with forming a view about the stand-alone and pro forma valuations. S-4 pages 86-89. Accordingly, the Registration Statement should have, but fails to provide, certain information in the projections that managements provided to the Board and its financial advisor.

25. For the Company Projections and the Greenidge Projections, the Registration Statement provides values for non-GAAP (Generally Accepted Accounting Principles) financial metrics for fiscal years 2021 through 2026: EBITDA, and Unlevered Free Cash Flows as calculated by each of the Company's and Greenidge's financial advisors, but fails to provide line items used to calculate these metrics and/or a reconciliation of these non-GAAP metrics to their most comparable GAAP measures. S-4 pages 88-89. The omission of this information renders the projections disclose by Defendants a mis-leading half-truth and thereby a direct violation of Regulation G and consequently Section 14(a).

26. When a company discloses non-GAAP financial measures in a Registration Statement that were relied on by a board of directors to recommend that stockholders exercise their corporate voting rights in a particular manner, the company must, pursuant to SEC regulatory mandates, also disclose all projections and information necessary to make the non-GAAP measures not misleading, and must provide a reconciliation, whether by a schedule or

other understandable method, of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100.

27. In the present case, Defendants' failure to disclose the line items used to calculate Unlevered Free Cash Flow and EBITDA, or to provide the requisite reconciliation of all non-GAAP to GAAP metrics similarly renders the Registration Statement materially misleading.

28. Investors are concerned, perhaps above all else, with the projections and cash flows of the companies in which they invest. Under sound corporate finance theory, the market value of a company should be premised on the expected unlevered free cash flows of the corporation. Under sound corporate finance theory, the market value of a company should be premised on the expected unlevered free cash flows of the corporation. Accordingly, the question that the Company's shareholders need to answer in determining whether to vote in favor of the Proposed Transaction is clear: Is the Merger Consideration fair compensation given Support's projected cash flows? Without Support' unlevered free cash flows the Company's shareholders will not be able to properly assess this critical question and evaluate the fairness of the Merger Consideration.

29. For this reason, Courts have recognized that "projections … are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [] market multiples. What they cannot hope to do is replicate management's inside view of the company's prospects." *In re Netsmart Techs., Inc. S'holders Litig.*, 924 A.2d 171, 201-203 (Del. Ch. 2007).

Omissions and/or Material Misrepresentations Concerning Financial Analyses

30. With respect to BTIG's *Discounted Cash Flow Analysis* for Support (the

"Support DCF"), as set forth above the Registration Statement fails to disclose the line items supporting unlevered free cash flows and EBITDA upon which the Support DCF analysis is based, as well as: (i) the terminal values of Support.com in the year 2026; (ii) the inputs and assumptions for utilizing the range of terminal multiples of 3.0x to 7.0x on 2021 to 2026 EBITDA; (iii) the inputs and assumptions underlying the discount rates ranging from 9.1% to 17.1%; and (iv) the inputs for the calculation of the weighted average cost of capital. S-4 pages 82-83.

31. With respect to BTIG's *Discounted Cash Flow Analysis* for Greenidge (the "Greenidge DCF"), as set forth above the Registration Statement fails to disclose the line items supporting unlevered free cash flows and EBITDA upon which the Greenidge DCF analysis is based, as well as: (i) the terminal values of Greenidge in the year 2026; (ii) the inputs and assumptions for utilizing the range of terminal multiples of 15.0x to 25.0x on 2021 to 2026 EBITDA; (iii) the inputs and assumptions underlying the discount rates ranging from 7.8% to 15.8%; and (iv) the inputs for the calculation of the weighted average cost of capital. S-4 page 85.

32. As a highly-respected professor explained in one of the most thorough law review articles regarding the fundamental flaws with the valuation analyses bankers perform in support of fairness opinions, in a discounted cash flow analysis a banker takes management's projections and then makes several key choices "each of which can significantly affect the final valuation." Steven M. Davidoff, *Fairness Opinions*, 55 Am. U.L. Rev. 1557, 1576 (2006). Such choices include "the appropriate discount rate, and the terminal value . . . ." *Id.* As Professor Davidoff explains:

> There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value . . . The substantial discretion and lack of guidelines and

> standards also makes the process vulnerable to manipulation to arrive at the "right" answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions[.]

Id. at 1577-78 (footnotes omitted).

Material Omissions Concerning Potential Conflicts of Interest Involving BTIG

33. Moreover, with respect to Support's engagement of BTIG as its financial advisor, the Registration Statement fails to disclose whether BTIG provided any financial advisory or investment services for Support or Greenidge in the two years preceding the fairness opinion, and if so, the compensation received by BTIG for those services.

34. In sum, the omission of the above-referenced information renders the Registration Statement materially incomplete and misleading, in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the upcoming special meeting of the Company's shareholders, Plaintiff will be unable to cast an informed vote regarding the Proposed Transaction, and he is thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

Against All Defendants for Violations of Section 14(a) of the Exchange Act and Rule 14a-9

35. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

36. Section 14(a)(1) of the Exchange Act makes it "unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to

section 78l of this title." 15 U.S.C. § 78n(a)(1).

37. Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, provides that proxy communications shall not contain "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." 17 C.F.R. § 240.14a-9.

38. The omission of information from a Registration Statement will violate Section 14(a) and Rule 14a-9 if other SEC regulations specifically require disclosure of the omitted information.

39. Defendants have issued the Registration Statement with the intention of soliciting stockholder support for the Proposed Transaction. Each of the Defendants reviewed and authorized the dissemination of the Registration Statement and the use of their name in the Registration Statement, which fails to provide critical information regarding, among other things, the financial projections that were prepared by the Company and relied upon by the Board in recommending the Company's stockholders vote in favor of the Proposed Transaction.

40. In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a). The Individual Defendants were therefore negligent, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Registration Statement, but nonetheless failed to obtain and disclose such information to the Company's common shareholders although they could have done so without extraordinary effort.

41. The Individual Defendants knew or were negligent in not knowing that the Registration Statement is materially misleading and omits material facts that are necessary to render it not misleading. The Individual Defendants undoubtedly reviewed and relied upon most if not all of the omitted information identified above in connection with their decision to approve and recommend the Proposed Transaction; indeed, the Registration Statement states that the Board, Support's management, Support's outside legal counsel, all reviewed and assessed financial projections for Support, and further states that the Board considered the fairness opinion provided by BTIG and the assumptions made and matters considered in connection therewith, which included financial projections for Support. Further, the Individual Defendants were privy to and had knowledge of the projections for Support and the details surrounding the process leading up to the signing of the Merger Agreement. The Individual Defendants knew or were negligent in not knowing that the material information identified above has been omitted from the Registration Statement, rendering the sections of the Registration Statement identified above to be materially incomplete and misleading. Indeed, the Individual Defendants were required to be particularly attentive to the procedures followed in preparing the Registration Statement and review it carefully before it was disseminated, to corroborate that there are no material misstatements or omissions.

42. The Individual Defendants were, at the very least, negligent in preparing and reviewing the Registration Statement. The preparation of a Registration Statement statement by corporate insiders containing materially false or misleading statements or omitting a material fact constitutes negligence. The Individual Defendants were negligent in choosing to omit material information from the Registration Statement or failing to notice the material omissions in the Registration Statement upon reviewing it, which they were required to do carefully as the Company's directors. Indeed, the Individual Defendants were intricately involved in the process

leading up to the signing of the Merger Agreement and preparation and review of the Company's financial projections.

43. Support is also deemed negligent as a result of the Individual Defendants' negligence in preparing and reviewing the Registration Statement.

44. The misrepresentations and omissions in the Registration Statement are material to Plaintiff, who will be deprived of his right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the special meeting of the Company's shareholders. Plaintiff has no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants' actions threaten to inflict.

COUNT II
Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act

45. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

46. The Individual Defendants acted as controlling persons of Support within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Support, and participation in and/or awareness of the Company's operations and/or intimate knowledge of the incomplete and misleading statements contained in the Registration Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

47. Each of the Individual Defendants was provided with or had unlimited access to copies of the Registration Statement and other statements alleged by Plaintiff to be misleading

prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

48. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The Registration Statement contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in preparing this document.

49. In addition, as the Registration Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Registration Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

50. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

51. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants' conduct, Plaintiff will be irreparably harmed.

52. Plaintiff has no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants' actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Preliminarily and/or permanently enjoining Defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until Defendants disclose the material information identified above which has been omitted from the Registration Statement;

B. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff rescissory damages;

C. Directing the Defendants to account to Plaintiff for all damages suffered as a result of their wrongdoing;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and expert fees and expenses; and

E. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: May 28, 2021

MONTEVERDE & ASSOCIATES PC

/s/ Juan E. Monteverde
Juan E. Monteverde (JM-8169)
The Empire State Building
350 Fifth Avenue, Suite 4405
New York, NY 10118
Tel: (212) 971-1341
Fax: (212) 202-7880
Email: jmonteverde@monteverdelaw.com

Attorneys for Plaintiff